SECOND AMENDMENT TO THE COLLABORATION AND LICENSE AGREEMENT

This SECOND AMENDMENT TO THE COLLABORATION AND LICENSE AGREEMENT (this “Second Amendment”) is executed to be effective this 18th day of August 2005, by and between Memory Pharmaceuticals Corp. (“Memory”), and F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (collectively, “Roche”) (Memory and Roche are hereinafter referred to individually as a “Party” and collectively as the “Parties”). All capitalized terms used herein and not defined shall have the meanings set forth in the Agreement (as defined below).

WHEREAS, Memory and Roche have previously entered into a Collaboration and License Agreement dated July 29, 2002, as amended by an Amendment to the Collaboration and License Agreement dated August 6, 2004 (the “First Amendment”) (the Agreement and First Amendment are hereinafter referred to collectively as the “Agreement”); and

WHEREAS, the Parties wish to amend the Agreement so that the compounds MEM 1414 and MEM 1917 cease to be Memory Compounds and may be developed and commercialized by Memory, either alone or with one or more third parties, subject to Roche’s future option rights hereunder and the other provisions of this Second Amendment;

NOW, THEREFORE, in consideration for the foregoing promises and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Future Development of Certain Compounds. The Agreement shall be terminated with respect to MEM 1414 and MEM 1917 only and such compounds shall cease to be Memory Compounds as of the date hereof, subject to the option rights of Roche set forth in Section 3 of this Second Amendment.

2. Return and Governance. Promptly after the execution of this Second Amendment, Roche shall: (i) assign and transfer to Memory at no expense to Memory the items set forth in Section 16.4(a) of the Agreement solely to the extent each relates to MEM 1414 and MEM 1917, free and clear of any liens or security interests, (ii) create a shareweb of the items set forth in (i) above for use by both Parties as reference data, and (iii) transfer existing inventory of MEM 1414 and MEM 1917 to Memory at no expense to Memory, free and clear of any liens or security interests. Roche’s obligations pursuant to Section 16.4(c) of the Agreement shall be fulfilled and discharged by Roche’s transfer of existing inventory of MEM 1414 and MEM 1917 to Memory as provided herein. Promptly after the execution of this Second Amendment, each Party shall appoint an individual to act as a liaison and to coordinate any communications that may be required or requested between the Parties relating to MEM 1414 and MEM 1917.

3. Option Rights of Roche. Roche shall have the option (“Option”) to obtain an exclusive license to develop and commercialize MEM 1414 and/or MEM 1917 (each, an “Option Compound”) upon the terms set forth in this Second Amendment. Roche may exercise the Option in accordance with the provisions of Section 4 below. If Roche exercises the Option with respect to an Option Compound, then such Option Compound shall be deemed to be a Memory

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Compound for purposes of the Agreement, and all provisions of the Agreement shall apply to such Option Compound, except for those provisions that are changed by this Second Amendment. If Roche does not exercise its Option with respect to an Option Compound, then Roche shall have no further rights or interest and no further obligations or payments, including but not limited to royalties or Event payments with respect to such Option Compound.

4. Exercise of Option. If Memory or a Third Party completes a Phase IIb clinical trial of an Option Compound for a Psychiatric Indication, Neurological Indication or Other Indication, which has generated data to support a Phase III clinical trial that Memory intends to conduct (itself and/or together with any Third Party) unless Roche exercises its Option, then Memory shall give prompt written notice thereof to Roche. Roche shall have fourteen (14) days after receipt of such notice from Memory to request in writing that Memory provide Roche with a data package for that Option Compound. Roche may request such a data package only if Roche has a good faith interest in evaluating the data package for the purpose of determining whether to exercise its Option. Commencing on the date that Roche receives the complete data package, Roche shall have the right to conduct due diligence related to the Option Compound for a period of up to ninety (90) days. Roche’s due diligence may include, but is not limited to, the following: (i) a full clinical and manufacturing audit of Memory, at Roche’s expense, (ii) the right to request all data, including raw data, obtained to date relating to the Option Compound, (iii) the right to inspect Memory’s facilities and, to the extent within the reasonable control of Memory, the facilities of its clinicians and manufacturers (and Memory agrees to use its best efforts to ensure that Roche can inspect the facilities of such third parties), and (iv) a complete detailed report of the Development Costs actually incurred that in Memory’s view should form the basis for the calculation of Roche’s reimbursement to Memory of Phase II actual global Development Costs. To exercise the Option, Roche must give written notice of exercise to Memory within ten (10) days after Roche’s completion of its due diligence related to the Option Compound. The data package and any and all other information provided by Memory to Roche relating to the development of MEM 1414 and MEM 1917 shall be treated by Roche as the Confidential Information of Memory in accordance with the provisions of Article 15 of the Agreement.

5. Development Event Payments and Royalties for Option Compounds. If Roche exercises its Option for an Option Compound, then Roche shall pay to Memory [*] percent ([*]%) of Phase II actual global development costs (“Development Costs”) incurred prior to Roche’s exercise of its Option by Memory or a Third Party with respect to such Option Compound. Roche shall have the right to have an independent third party accounting firm, selected by Roche and reasonably acceptable to Memory, audit Memory’s books and records, at Roche’s expense, to determine the actual global Development Costs. Notwithstanding the otherwise applicable provisions of the Agreement relating to Event payments, Roche shall pay to Memory, solely with respect to such Option Compound, [*] percent ([*]%) of the otherwise applicable payments that are due for all Events pursuant to Section 4.3 (including regulatory and bonus Events) occurring after the Initiation of Phase III (i.e., Roche shall have no obligation to pay any such Event payments applicable to the Initiation of Phase III). Notwithstanding the otherwise applicable provisions of the Agreement relating to royalty rates, Roche shall pay to Memory, solely with respect to a Product that includes an Option Compound, a royalty at a rate of [*] percent ([*]%) of Net Sales, based on worldwide Net Sales of such Product(s). If a Memory Compound reaches an Event under Section 4.3(a), 4.3(b), or 4.3(c) of the Agreement,

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and Roche has paid Memory for any Event on an Option Compound under the same Section 4.3(a), 4.3(b), or 4.3(c), respectively, then the payment, if any, for such Memory Compound for any Event under the same Section will be calculated (i) as a Second Product under Section 4.3(a) or (ii) as not the first occurrence of the Event under Section 4.3(b), 4.3(c) or 4.3(d). Notwithstanding anything to the contrary contained herein, upon exercise by Roche of its Option with respect to any Option Compound, Roche shall be obligated to pay [*] percent ([*] %) of the otherwise applicable payments with respect to any Events relating to such Option Compound calculated as (i) a First Product under Section 4.3(a) or (ii) as the first occurrence of the Event under Section 4.3(b) or Section 4.3(c).

6. Development Costs. Development Costs shall mean the costs actually incurred by a Party or for its account that are specifically attributable to the Development of an Option Compound or Product containing an Option Compound. Development Costs shall include amounts paid by a Party to Third Parties involved in the development of an Option Compound or Product containing an Option Compound, and all internal costs incurred by a Party in connection with the development of an Option Compound or Product containing an Option Compound.

Notwithstanding anything to the contrary herein, Development Costs for manufacturing of clinical supplies shall be as set forth in Article 9. Development Costs shall mean costs for the development of research plans and programs, screening, lead optimization, in vitro and in vivo testing, studies on the toxicological, pharmacokinetic, metabolic or clinical aspects of such Option Compound or Product containing an Option Compound conducted internally or by individual investigators, or consultants necessary for the purpose of obtaining and/or maintaining approval of such Product containing an Option Compound by a government organization in a country, and costs for preparing, submitting, reviewing or developing data or information for the purpose of a submission to a governmental authority to obtain and/or maintain approval of Product containing an Option Compound in a country as well as costs of process development and scale-up costs and recovery (including plant costs).

Development Costs shall not include patent costs, pre-registration marketing costs (e.g. trademark costs, advertising agency selection costs, pre-marketing studies), post-registration clinical studies which are not enabling for registration of the Product containing an Option Compound and post-registration marketing studies.

Development Costs consist of two main components, variable costs and fixed costs. Variable costs are external costs invoiced from third parties. In determining fixed costs (primary and secondary fixed costs), the Parties have agreed on an FTE-rate that will be charged for the resources allocated to the programs from the functions directly operating the programs on a fractional FTE-basis. The Parties contemplate that this rate captures total actual personnel and fixed costs attributable to the performance of the development work under this Agreement.

All FTE expenditures shall be included in Development Costs based on a rate of $[*] per FTE. For each calendar year after 2006, the FTE rate will be increased by [*]% compared to previous calendar year. Time-recording will be used by all people within these functions to record actual time spent on the development activities for the purpose of obtaining regulatory approval of Product containing an Option Compound. For clarity, FTE time recording should be made on a fractional basis. Each Party will also use its applicable project cost system with the purpose of tracking and reporting costs on a project/product indication/work package level.

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7. Memory Co-Promotion Rights. If Roche exercises the Option with respect to an Option Compound, then Memory shall have the right to co-promote in the United States any Products that include such Option Compound in accordance with the provisions of Sections 8 and 9 and Exhibit A. The provisions of Sections 8 and 9 shall thereupon supercede and replace the provisions of Section 2.3 of the Agreement with respect to such Option Compound. Such co-promotion efforts shall be shared equally between Memory and Roche, as more fully described in Exhibit A hereto.

8. Exercise of Memory Co-Promotion Rights. Memory can exercise its co-promotion right with respect to an Option Compound by (a) giving written notice to Roche within sixty (60) days after Roche’s exercise of its Option, and (b) agreeing to pay [*] percent ([*]%) of Roche’s Phase III actual global Development Costs for such Product (“Memory Development Costs”). Promptly after Roche exercises the Option with respect to an Option Compound, Roche shall provide Memory with its complete and correct copy of its then current internal budget, to the extent it exists, for the estimated global Phase III Development Costs for such Option Compound, together with any other material information then available to Roche relating to the estimated amount thereof, to assist Memory in determining whether to exercise its co-promotion right. Memory acknowledges that the budget and such other material information may be preliminary estimates and are subject to change. Roche may credit the Memory Development Costs against any amount owed to Memory under the Agreement or this Second Amendment. At the end of each quarter, Roche shall send Memory an invoice of the Memory Development Costs and any applicable credit. Memory shall have thirty (30) days after receipt of each quarterly invoice, to make payment of the amount owed (if any) to Roche. Memory shall have the right to have an independent third party accounting firm, selected by Memory and reasonably acceptable to Roche, audit Roche’s books and records once each calendar year, at Memory’s expense, to determine Roche’s actual global Development Costs.

9. Co-Promotion Agreement. If Memory elects to co-promote any such Product in the United States, then Memory and Roche shall negotiate in good faith to enter into a co-promotion agreement, in accordance with the provisions of Exhibit A hereto and such other terms that are reasonable and customary for such co-promotion arrangements in the pharmaceutical industry (the “Co-Promotion Agreement”). If Memory and Roche do enter into the Co-Promotion Agreement, then Roche shall be relieved of its obligation to pay royalties to Memory on Net Sales in the United States for such Product(s) that Memory elects to co-promote during the period that Memory co-promotes such Product. If, after the exercise by Roche of the Option with respect to an Option Compound, Memory does not exercise its co-promotion right as provided herein or Memory and Roche do not enter into the Co-Promotion Agreement with respect to such Option Compound, then Memory shall be deemed not to have exercised its co-promotion right and Roche shall have the sole right to commercialize such Option Compound (and related Products) upon the terms set forth in the Agreement (as modified by this Second Amendment).

10. Memory Supply of Material. If Roche exercises its Option, then Roche or its Affiliates shall have the right to manufacture their own clinical and/or commercial requirements of Option Compound or Product containing an Option Compound or to have a Third Party

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manufacture the clinical and/or commercial requirements. At Roche’s request, Memory shall use its best efforts to supply Roche’s clinical requirements of the Option Compound or Product containing such Option Compound, for Phase III clinical trials, at: (i) [*] percent ([*]%) of Memory’s Fully Burdened Manufacturing Costs (“FBMC”), or (ii) upon the same terms available to Memory if manufactured by a Third Party. Roche shall have the right to review any agreement between Memory and a third party manufacturer. Roche shall also have the right to have an independent third party accounting firm, selected by Roche and reasonably acceptable to Memory, audit Memory’s books and records, at Roche’s expense to determine the FBMC. The Option Compound and Product(s) containing an Option Compound shall be manufactured and supplied in accordance with all laws and regulations, both local and national, including the principles of good manufacturing practices (“GMP”) related to the manufacture of pharmaceutical active ingredients and their precursors set forth in the relevant guidelines and regulations such as the GMP rules of the United States Code of Federal Regulations (Title 21, Parts 210-211). Promptly after Roche’s exercise of its Option, Memory shall use its best efforts to transfer the manufacturing transfer package to Roche to enable Roche, its Affiliates or a Third Party to commence manufacture of an Option Compound or Product containing an Option Compound in a timely manner. Following exercise by Roche of its Option and if desired by Roche, the Parties shall negotiate in good faith the terms of a separate supply agreement pursuant to which Memory may manufacture and supply to Roche its commercial requirements of Option Compound or Product containing an Option Compound. For purposes of this section, FBMC shall mean the following direct costs of manufacturing an Option Compound or Product containing an Option Compound, determined in accordance with generally accepted accounting principles:

(a)	Direct costs for (i) direct labor (including fringe benefits), (ii) direct materials, (iii) direct product testing costs, (iv) third-party contract costs required to manufacture, and (v) royalties payable by Memory to third parties in relation with the manufacturing, formulation, use or sale of the Option Compound or Product containing an Option Compound.

(b)	Yield losses and Failures which go beyond what could be reasonably expected and/or justified in this area of technology shall remain the sole costs of Memory and will not be counted as part of the FBMC.

(c)	FBMC shall not include any costs associated with i) process development, assay development, scale-up, qualification lots and regulatory costs related to the manufacturing of the Option Compound or Product containing an Option Compound which shall be considered as part of Development Costs, ii) expired products which shall be the sole cost of Memory.

(d)	Failures shall mean Option Compound or Product containing an Option Compound that does not meet the specifications, or was not manufactured or tested in accordance with the procedures, or was not manufactured in accordance with GMPs.

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(e)	All overhead allocations to Option Compound or Product containing an Option Compound should be calculated on same basis as all other products manufactured in the same production facilities. The “cost” for purchased materials or services means the actual amount paid therefore including the benefit of any price reductions, payment or terms discounts, or other reimbursements, such as volume discounts, that may be applicable to such purchases by any arrangement with the supplier.

11. Press Releases. Neither Party shall originate any publicity, news release or other public announcement, written or oral, relating to this Second Amendment, including its terms, or relating to another Party’s business or operations without the prior approval of the other Party, unless a Party reasonably believes it is required to by law. Each Party shall to the extent consistent with applicable laws and regulations limit the disclosure of the financial terms set forth in this Second Amendment (such as by requesting confidential treatment of such terms in documents required to be filed with the US Securities and Exchange Commission). Communications made prior to Roche’s exercise of its Option that relate solely to MEM 1414 or MEM 1917 and do not comment on any aspect of this Second Amendment or Roche’s business or operations need no prior approval from Roche. Memory shall keep Roche informed of all external communications that do not require prior approval and that are released within eighteen (18) months of the effective date of this Second Amendment.

12. Entire Agreement. This Second Amendment, along with the Agreement and First Amendment previously executed by the Parties, shall constitute the entire agreement between the Parties with respect to the subject matter of the Agreement. All other terms of the Agreement shall remain in full force and effect. To the extent that there are any inconsistencies between the terms of the Agreement and the terms of this Second Amendment, the terms of this Second Amendment shall prevail in effect.

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IN WITNESS WHEREOF, the Parties have executed this Amendment to be effective as of the day and year first above written.

MEMORY PHARMACEUTICALS	HOFFMANN-LA ROCHE INC.
CORP.
By: /s/ James Sulat	By: /s/ Dennis Burns

Name: James Sulat Title: President and Chief Executive Officer	Dennis Burns Vice President Global Head of Business Development

F.	HOFFMANN-LA ROCHE LTD

By: /s/ Nigel Sheail

Name: Nigel Sheail

Title: Global Head of Licensing

By:/s/ Robin Breckenridge
Name: Robin Breckenridge
Title: Vice President Global Head of
Operations and Information

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EXHIBIT A

Heads of Agreement for Co-Promotion of Products

1. Memory Election to Co-Promote. Memory shall have the right to elect to co-promote in the US each Product containing an Option Compound, on a Product-by-Product basis, during the Co-Promotion Term beginning on the date of the first commercial sale of such Product in the Co-Promotion Territory, pursuant to the terms of the Co-Promotion Agreement. Within sixty (60) days after Roche’s exercise of its Option with respect to each such Product, Memory shall have the right to exercise its co-promotion right with respect to each such Product by giving written notice thereof to Roche.

2. Co-Promotion Territory. United States of America and its possessions and territories, including Puerto Rico.

3. Term and Termination. The co-promotion term for each Product shall be for a period of ten (10) years from the first commercialization of such Product in the US. Memory shall have the right to terminate the co-promotion agreement with respect to any Product, if Net Sales thereof in the US do not financially justify such a co-promotion.

4. Assignability. Memory may assign its co-promotion rights but only with Roche’s prior written consent, which consent shall not be unreasonably withheld or delayed by Roche (and in any event must be given or denied by Roche within thirty (30) days).

5. Additional Indications. The co-promotion by the Parties with respect to any Product that has received a Regulatory Approval for a Neurological Indication or a Psychiatric Indication and has been the subject of a Launch in the US shall extend to any additional Neurological Indication or Psychiatric Indication which Roche determines to obtain the applicable Regulatory Approvals to market and sell the Product in the US for such additional Neurological Indication or Psychiatric Indication. In such case, Memory shall be responsible for [*] percent ([*]%) of the cost of obtaining such Regulatory Approvals in the US, including the cost of conducting clinical trials, which shall be paid by Memory to Roche promptly after Roche obtains all Regulatory Approvals for such Product in the US to enable Roche and Memory to market and sell such Product in the US for such additional Neurological Indication or Psychiatric Indication.

If Roche has received Regulatory Approval in the US to market and sell a Product for an Other Indication that is the subject of co-promotion by Memory, then the Parties shall negotiate in good faith and agree upon an equitable adjustment to the compensation and cost-sharing provisions set forth in the Co-Promotion Agreement, to account for the fact that Memory shall not have any right or obligation to co-promote such Product for the Other Indication.

6. Financials. If Memory exercises its right to co-promote a Product in the Co-Promotion Territory, then Memory or its assignee will be responsible for (i) carrying out [*] percent ([*]%) of the Product detailing in the US and (ii) [*] percent ([*]%) of the direct and indirect marketing and commercialization costs of such Product in the US; and Memory shall be

Exhibit A – Page

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entitled to receive from Roche [*] percent ([*]%) of the gross profits from the Net Sales of such Product in the US. Gross profits, for purposes of this Section 6, shall be defined as Net Sales less commercialization costs less FBMC. For avoidance of doubt, the marketing costs referred to in 6(ii) hereto do not include any direct cost of Roche field force; by way of example, but not limitation, marketing costs include direct to consumer advertising, professional journal advertising and professional symposia. In addition, if Memory exercises its right to co-promote a Product, Roche shall be relieved of its obligation to pay royalties to Memory with respect to the Net Sales of such Product in the US during the period that Memory is co-promoting the Product. Furthermore, in order to exercise its right to co-promote a Product, Memory must make payment to Roche in the amount of [*] percent ([*]%) of Roche’s Phase III actual global Development Costs for such Product. Such payment of Development Costs shall be made on a quarterly basis.

7. Governance. Within ninety (90) days after Memory’s notice to Roche that it wishes to co-promote a Product, the Parties shall form a Joint Promotional Team (“JPT”), which will oversee the co-promotional activities of the Parties with respect to such Product. Consistent with prudent business practices, the JPT will discuss co-promotional activities relating to such Product and establish mechanisms for achieving an effective co-promotion collaboration. The JPT shall be comprised of three Roche representatives and one Memory representative, and a Roche representative will be Chair of the JPT. Each Party shall have one collective vote, and decisions shall be made by consensus. For avoidance of doubt, the final decision in all co-promotion matters will reside with Roche.

8. Memory’s Obligations. Memory or its assignee must provide at least [*] percent ([*]%) of the total promotional effort in a given calendar year in the US, as established by number and type of details in accordance with a co-promotion plan. Memory or its assignee must demonstrate an effort to develop the commercial capability to fulfill its co-promotion obligations. Memory or its assignee may subcontract its field sales force to fulfill its co-promotion obligations but only with Roche’s prior written consent.

9. Roche’s Obligations and Authority. Roche shall be ultimately responsible for establishing and modifying the terms and conditions with respect to the sale of the Product, including, without limitation, pricing for the Product. Roche shall provide Memory, without charge, with copies of relevant training materials regarding the detailing and promotion of the Product. Memory shall then supply such copies of such training materials to its sales force. Roche may elect, at its discretion, to make available sales and training personnel to assist Memory in training Memory’s sales force to detail and promote the Product. For avoidance of doubt, each Party has final responsibility for the adequate training of its own sales force.

10. Non-Solicitation. Neither Party shall recruit sales personnel from the other Party.

11. Reporting Provisions. The Parties will negotiate in good faith and agree to appropriate reporting provisions to be included in the Co-Promotion Agreement. Each Party shall have an obligation to report adverse events to the other Party in a timely fashion.

12. Indemnification. Each Party shall indemnify the other Party for all claims related to the marketing or promotion of the Product to the extent that such Party is negligent or fails to promote the Product in accordance with applicable federal and state laws.

Exhibit A – Page 2

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13. Breach. In the event of a material breach by either party of its obligations under the Co-Promotion Agreement (which is not cured within the applicable grace and/or cure period set forth therein), the other party shall have the right, in addition to all other rights and remedies it may have, to terminate the Co-Promotion Agreement.

14. Full Agreement. Consistent with the terms of this Heads of Agreement, the Co-Promotion Agreement shall contain ordinary and customary terms for an agreement in which a pharmaceutical product of like nature is jointly co-promoted and detailed in the US, such as insurance, additional warranties and the like.

Exhibit A – Page 3

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